Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/07	5/31/08	Security	portfolio	% Index[1]	Description
2	1	Gazprom	3.9	4.0	The largest gas producer and transporter in the Russian Federation.
1	2	America Movil	3.3	1.5	Latin America's largest cellular communications provider.
4	3	Samsung Electronics	3.2	2.5	Korea's top electronics manufacturer and a global leader in semiconductor production.
3	4	Taiwan Semiconductor Manufacturing	2.9	1.3	One of the world's largest semiconductor manufacturers.
13	5	Rosneft	1.6	0.2	Russian energy company focused on oil and gas exploration.
7	6	Telekomunikasi Indonesia	1.5	0.2	The dominant telecommunications services provider in Indonesia.
30	7	Harmony Gold Mining	1.3	0.1	One of South Africa's largest gold mining companies.
31	8	Cemig	1.3	0.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
11	9	Evraz	1.2	0.0	Steel and mining company operating primarily in Russia.
15	10	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.

		Total companies 1 through 10	21.4	10.1

51	11	Industrial and Commercial Bank of China	1.0	0.9	A state-owned commercial bank in China and one of the world's largest banks.
na	12	Telmex	1.0	0.4	The dominant provider of fixed telecommunications services in Mexico.
28	13	High Tech Computer	1.0	0.3	Manufactures mobile computing and communications devices.
8	14	GOME Electrical Appliances Holding	1.0	0.1	Electrical appliance and consumer electronic products retailer operating in China.
19	15	Taiwan Cement	1.0	0.1	Manufacturer and retailer of cement, concrete and other construction materials.
17	16	Suzlon Energy	0.9	0.0	A fully integrated wind power company. Suzlon operates large wind parks and produces wind turbines throughout Asia.
45	17	Eurasian Natural Resources	0.9	0.0	Natural resources company based in Kazahkstan.
16	18	Bumiputra-Commerce Holdings	0.9	0.2	Involved in banking, financial services and real estate management.
38	19	Mobile TeleSystems	0.9	0.5	Russia's largest mobile phone operator. The company also operates in the Commonwealth of Independent States.
18	20	China Shenhua Energy	0.8	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.

		Total companies 1 through 20	30.8	13.0

1MSCI EMERGING MARKETS IMI

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	5/31/08	5/31/08		12/31/07	5/31/08	5/31/08
ENERGY	11.1	13.6	17.6	HEALTH CARE	1.3	1.4	1.8
Gazprom		3.9		Teva Pharmaceutical Industries		0.4
Rosneft		1.6		Bumrungrad Hospital		0.3
Banpu		1.2		OTHERS		0.7
China Shenhua Energy		0.8
SK Energy		0.8		FINANCIALS	11.4	9.5	20.4
TMK		0.7		Industrial and Commercial Bank of China		1.0
OTHERS		4.6		Bumiputra-Commerce Holdings		0.9
				DLF Ltd.		0.8
MATERIALS	16.0	16.4	16.6	China Construction Bank		0.7
Harmony Gold Mining		1.3		Grupo Financiero Inbursa		0.6
Evraz		1.2		OTHERS		5.5
Taiwan Cement		1.0
Eurasian Natural Resources		0.9		INFORMATION TECHNOLOGY	11.4	11.4	10.8
CEMEX		0.8		Samsung Electronics		3.2
AngloGold Ashanti		0.8		Taiwan Semiconductor Manufacturing		2.9
Formosa Plastics		0.7		High Tech Computer		1.0
OTHERS		9.7		Hon Hai Precision Industry		0.6
				NHN		0.6
				Delta Electronics		0.5
INDUSTRIALS	11.3	9.7	9.1	OTHERS		2.6
Suzlon Energy		0.9
OCI		0.8		TELECOMMUNICATION SERVICES	12.5	13.4	10.0
Empresas ICA		0.6		America Movil		3.3
IJM Corp.		0.6		Telekomunikasi Indonesia		1.5
CCR		0.5		Temex		1.0
OTHERS		6.3		Mobile TeleSystems		0.9
				Orascom Telecom		0.8
CONSUMER DISCRETIONARY	9.1	8.2	5.8	MTN Group		0.7
GOME Electrical Appliances Holding		1.0		OTHERS		5.2
Shangri-La Asia		0.6
Astra International		0.5		UTILITIES	1.9	3.1	3.2
Dufry South America		0.4		Cemig		1.3
Gmarket		0.4		Enersis		0.4
OTHERS		5.3		OTHERS		1.4

CONSUMER STAPLES	6.7	5.8	4.7	OTHER	1.2	1.3	0.0
Marfrig Frigorificos e Comercio de Alimentos		0.5		Baring Vostok Capital Partners		0.4
Perdigao		0.5		OTHERS		0.9
Wilmar International		0.5
Hypermarcas		0.4		Total equity	93.9	93.8	100.0
OTHERS		3.9		Fixed income	0.4	0.8
				Cash & equivalents	5.7	5.4
				Total assets	100.0	100.0

1MSCI EM IMI INDEX				Overweight	INDUSTRIALS
					CONSUMER DISCRETIONARY
					CONSUMER STAPLES
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER
				Underweight	ENERGY
					MATERIALS
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund as of May 31, 2008

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	17.3	18.7	24.1	23.6	EUROPE/MIDDLE EAST/AFRICA	25.3	29.4	25.4	24.8
BRAZIL	7.1	12.2	16.1	16.2	RUSSIAN FEDERATION	12.5	8.8	11.9	10.0
MEXICO	8.2	3.7	5.0	4.5	SOUTH AFRICA	6.0	4.1	5.6	6.8
CHILE	1.1	1.3	1.7	1.2	ISRAEL	1.8	1.7	2.3	2.4
PERU	0.1	0.5	0.7	0.7	POLAND	0.7	1.3	1.6	1.7
ARGENTINA	0.5	0.5	0.6	0.5	TURKEY	1.3	1.0	1.3	1.2
REPUBLIC OF COLOMBIA	0.3	0.5	0.0	0.5	EGYPT	2.2	0.6	0.8	0.8
SOUTHEAST ASIA	15.1	11.9	12.1	13.0	CZECH REPUBLIC	0.1	0.5	0.6	0.8
INDIA	5.9	7.1	6.9	6.8	HUNGARY	0.0	0.5	0.6	0.7
MALAYSIA	3.4	1.8	2.2	2.4	MOROCCO	0.1	0.5	0.7	0.3
INDONESIA	3.0	1.0	1.3	1.7	JORDAN	0.0	0.4	0.0	0.1
THAILAND	1.7	1.3	1.3	1.5	CROATIA	0.1	0.0	0.0	0.0
PHILIPPINES	0.9	0.5	0.4	0.4	KAZAKHSTAN	0.0	0.0	0.0	0.0
PAKISTAN	0.1	0.2	0.0	0.2	SULTANATE OF OMAN	0.3	0.2	0.0	0.0
SRI LANKA	0.1	0.0	0.0	0.0	UNITED ARAB EMIRATES	0.2	1.8	0.0	0.0
FAR EAST ASIA	30.6	39.8	38.4	38.6	QATAR	0.0	1.3	0.0	0.0
CHINA	9.5	20.0	13.5	13.4	NIGERIA	0.0	1.0	0.0	0.0
SOUTH KOREA	11.1	10.4	13.6	13.5	SAUDI ARABIA	0.0	3.3	0.0	0.0
TAIWAN	8.9	9.4	11.3	11.7	KUWAIT	0.0	2.2	0.0	0.0
HONG KONG	1.1	0.0	0.0	0.0	BAHRAIN	0.0	0.2	0.0	0.0
					ZIMBABWE	0.0	0.1	0.0	0.0

					OTHERS[4]	5.5	0.0	0.0	0.0

					Total equity	93.8	100.0	100.0	100.0
					Total fixed income	0.8
					Total cash & equivalents	5.4
					Total assets	100.0

1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets IMI
[4]The current period includes 5.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	5/31/08	5/31/08
LATIN AMERICA	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	17.3	23.6
BRAZIL	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	7.1	16.2
MEXICO	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.2	4.5
CHILE	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.1	1.2
ARGENTINA	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.5	0.5
PERU	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.7
REPUBLIC OF COLOMBIA	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.3	0.5
VENEZUELA	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	15.1	13.0
INDIA	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	5.9	6.8
MALAYSIA	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	3.4	2.4
INDONESIA	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	3.0	1.7
THAILAND	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	1.7	1.5
PHILIPPINES	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	0.9	0.4
PAKISTAN	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.2
SRI LANKA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0

FAR EAST ASIA	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	30.6	38.6
SOUTH KOREA	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	11.1	13.5
CHINA	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	9.5	13.4
TAIWAN	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	8.9	11.7
HONG KONG	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.1	0.0

EUROPE/MIDDLE EAST/AFRICA	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	25.3	24.8
RUSSIAN FEDERATION	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	12.5	10.0
SOUTH AFRICA	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.0	6.8
ISRAEL	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.8	2.4
POLAND	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.7
TURKEY	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	1.3	1.2
HUNGARY	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.0	0.8
CZECH REPUBLIC	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.1	0.8
EGYPT	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	2.2	0.7
MOROCCO	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.3	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
NIGERIA	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0
CROATIA	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0
ESTONIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	5.5	0.0

Total equity	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	93.8	100.0
Fixed income	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	0.8
Cash & equivalents	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	5.4
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00

1MSCI Emerging Markets IMI
[2]The current period includes 5.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	5/31/08	5/31/08		12/31/07	5/31/08	5/31/08
LATIN AMERICA	14.0	17.3	23.6	EMERGING EUROPE/MIDDLE EAST/AFRICA	26.4	25.3	24.8
BRAZIL	7.2	7.1	16.2	RUSSIAN FEDERATION	11.7	12.5	10.0
MEXICO	5.9	8.2	4.5	SOUTH AFRICA	6.0	6.0	6.8
CHILE	0.4	1.1	1.2	ISRAEL	1.8	1.8	2.4
PERU	0.0	0.1	0.7	POLAND	0.5	0.7	1.7
ARGENTINA	0.2	0.5	0.5	TURKEY	1.7	1.3	1.2
REPUBLIC OF COLOMBIA	0.3	0.3	0.5	CZECH REPUBLIC	0.0	0.1	0.8
				EGYPT	3.6	2.2	0.8
SOUTHEAST ASIA	18.0	15.1	13.0	HUNGARY	0.0	0.0	0.7
INDIA	7.2	5.9	6.8	MOROCCO	0.1	0.1	0.3
MALAYSIA	4.8	3.4	2.4	JORDAN	0.0	0.0	0.1
INDONESIA	2.7	3.0	1.7	CROATIA	0.1	0.1	0.0
THAILAND	1.7	1.7	1.5	KAZAKHSTAN	0.5	0.0	0.0
PHILIPPINES	1.3	0.9	0.4	SULTANATE OF OMAN	0.3	0.3	0.0
PAKISTAN	0.1	0.1	0.2	UNITED ARAB EMIRATES	0.1	0.2	0.0
SRI LANKA	0.2	0.1	0.0

FAR EAST ASIA	30.2	30.6	38.6	OTHER[2]	5.3	5.5	0.0
SOUTH KOREA	9.2	9.5	13.5
CHINA	10.1	11.1	13.4	Total equity	93.9	93.8	100.0
TAIWAN	9.7	8.9	11.7	Total fixed income	0.4	0.8
HONG KONG	1.2	1.1	0.0	Total cash and equivalents	5.7	5.4
				Total assets	100.0	100.0

1MSCI EMERGING MARKETS IMI
[2]The current period includes 5.0% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.87	7.86	Year 2005	34.79	38.35	30.31	34.00
May	2.15	2.15	1.55	1.61	2004
					1st qtr.	9.13	9.13	8.87	9.59
Lifetime return					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Cumulative%	3,083.73	4,800.01	__	__	3rd qtr.	7.65	7.65	7.39	8.14
Annualized%	17.03	19.35	__	__	4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.70	14.42	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.38	3.66	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.48	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
January	-8.19	-8.19	-12.59	-12.74	1st qtr.	2.07	2.07	1.20	1.80
February	4.84	4.84	7.25	7.39	2nd qtr.	5.91	5.91	3.00	4.12
March	-3.24	-3.24	-5.40	-5.39	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	-6.87	-6.87	-11.32	-11.35	4th qtr.	7.20	10.03	6.83	7.18
April	4.17	4.17	7.87	7.86	Year 2005	34.79	38.35	30.31	34.00
May	2.15	2.15	1.55	1.61	2004
					1st qtr.	9.13	9.13	8.87	9.59
Lifetime return					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Cumulative%	3,083.73	4,800.01	__	__	3rd qtr.	7.65	7.65	7.39	8.14
Annualized%	17.03	19.35	__	__	4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results.  Current results may be lower or higher than those shown.  Share prices and returns will vary, so you may lose money.  Investing for short periods makes loses more likely.  Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.  For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 5/31/08)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.78	7.78	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.48	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
3MSCI Emerging Markets Index.
[4]Reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Markets Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2007
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	5/31/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	20.58	15.49	15.22	37.72	38.76	39.48	-6.71	-0.62
- net of operating expenses	19.56	14.62	14.41	36.78	37.82	38.58	-6.87	-0.90

MSCI Emerging Markets IMI with net dividends reinvested	16.22	12.01	14.30	37.03	35.16	39.42	-11.35	-2.84

MSCI World Index with net dividends	9.21	10.13	7.39	17.44	13.20	9.42	-8.98	-2.63

MSCI EAFE Index with net dividends	7.66	9.80	8.91	21.90	17.11	11.36	-8.88	-2.88

S&P 500 Index with income reinvested	11.76	10.47	5.91	12.82	8.61	5.49	-9.44	-3.80

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2007
								Calendar
								YTD
	20 years	15 years	10 years	5 years	3 years	1 year	1Q08	5/31/08
	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	20.58	15.49	15.22	37.72	38.76	39.48	-6.71	-0.62
- net of operating expenses	19.56	14.62	14.41	36.78	37.82	38.58	-6.87	-0.90

MSCI Emerging Markets IMI with net dividends reinvested	16.22	12.01	14.30	37.03	35.16	39.42	-11.35	-2.84

MSCI World Index with net dividends	9.21	10.13	7.39	17.44	13.20	9.42	-8.98	-2.63

MSCI EAFE Index with net dividends	7.66	9.80	8.91	21.90	17.11	11.36	-8.88	-2.88

S&P 500 Index with income reinvested	11.76	10.47	5.91	12.82	8.61	5.49	-9.44	-3.80

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calucated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable funds, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/07	5/31/08	5/31/08		12/31/07	5/3108	5/31/08
ENERGY	11.1	13.6	17.6	HEALTH CARE	1.3	1.4	1.8
ENERGY EQUIPMENT & SERVICES	0.6	1.3	0.5	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	10.5	12.3	17.1	HEALTH CARE PROVIDERS & SERVICES	0.5	0.4	0.2
MATERIALS	16.0	16.4	16.6	PHARMACEUTICALS	0.8	1.0	1.5
CHEMICALS	2.6	1.9	2.6	FINANCIALS	11.4	9.5	20.4
CONSTRUCTION MATERIALS	3.5	3.7	1.5	COMMERCIAL BANKS	6.7	6.0	13.4
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.6	0.5	0.3
METALS & MINING	9.3	9.8	11.8	DIVERSIFIED FINANCIAL SERVICES	0.5	0.2	1.7
PAPER & FOREST PRODUCTS	0.6	1.0	0.6	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	11.3	9.7	9.1	CAPITAL MARKETS	0.1	0.0	0.9
AEROSPACE & DEFENSE	0.6	0.2	0.2	INSURANCE	0.7	0.2	2.2
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.1	0.1	0.1
CONSTRUCTION & ENGINEERING	6.6	4.9	0.2	REAL ESTATE MANAGEMENT & DEVELOPMENT	2.7	2.5	1.7
ELECTRICAL EQUIPMENT	1.7	2.0	0.6
INDUSTRIAL CONGLOMERATES	1.0	0.9	1.9	INFORMATION TECHNOLOGY	11.4	11.4	10.8
MACHINERY	0.2	0.5	1.4	INTERNET SOFTWARE & SERVICES	0.4	0.8	0.3
TRADING COMPANIES & DISTRIBUTORS	0.0	0.0	0.4	IT SERVICES	0.4	0.5	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.0	0.0	0.3
AIR FREIGHT & LOGISTICS	0.1	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.2	0.0	0.2
AIRLINES	0.2	0.0	0.3	COMPUTERS & PERIPHERALS	1.4	1.9	1.6
MARINE	0.1	0.1	0.9	ELECTRONIC EQUIPMENT & INSTRUMENTS	3.6	1.5	2.3
ROAD & RAIL	0.0	0.0	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.4	6.7	5.0
TRANSPORTATION INFRASTRUCTURE	0.8	1.1	0.6	TELECOMMUNICATION SERVICES	12.5	13.4	10.0
CONSUMER DISCRETIONARY	9.1	8.2	5.8	DIVERSIFIED TELECOMMUNICATION SERVICES	2.9	4.0	3.2
AUTO COMPONENTS	0.8	0.3	0.4	WIRELESS TELECOMMUNICATION SERVICES	9.6	9.4	6.8
AUTOMOBILES	0.5	0.5	0.9	UTILITIES	1.9	3.1	3.2
HOUSEHOLD DURABLES	0.0	0.5	1.1	ELECTRIC UTILITIES	1.4	2.3	1.9
LEISURE EQUIPMENT & PRODUCTS	0.2	0.1	0.2	GAS UTILITIES	0.0	0.3	0.3
TEXTILES, APPAREL, & LUXURY GOODS	0.8	0.6	0.4	WATER UTILITIES	0.2	0.2	0.2
HOTELS, RESTAURANTS & LEISURE	1.2	1.1	0.5	INDEPENDENT POWER PROD & ENERGY TRADERS	0.3	0.3	0.8
DIVERSIFIED CONSUMER SERVICES	0.3	0.3	0.1
MEDIA	1.6	1.2	1.0	OTHER	1.2	1.3	0.0
DISTRIBUTORS	0.3	0.3	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.2	1.3	0.0
INTERNET & CATALOG RETAIL	0.8	0.5	0.1
MULTILINE RETAIL	0.7	1.1	0.5	Total equity	93.9	93.8	100.0
SPECIALTY RETAIL	1.9	1.7	0.4	Total fixed income	0.4	0.8
CONSUMER STAPLES	6.7	5.8	4.7	Total cash and equivalents	5.7	5.4
FOOD & STAPLES RETAILING	1.1	1.4	1.1	Total assets	100.0	100.0
BEVERAGES	2.2	1.2	0.9
FOOD PRODUCTS	2.9	2.4	1.7
TOBACCO	0.2	0.2	0.5
HOUSEHOLD PRODUCTS	0.3	0.6	0.3
PERSONAL PRODUCTS	0.0	0.0	0.2

1MSCI Emerging Markets IMI